Exhibit 99(a)(1)(J)

FOR IMMEDIATE RELEASE:

SBT ACQUISITION INC. SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES OF LIFECORE BIOMEDICAL, INC.

NEW YORK, NY — March 21, 2008 - SBT Acquisition Inc., a wholly owned subsidiary of SBT Holdings Inc., which is wholly owned by Warburg Pincus Private Equity IX, L.P., has successfully completed the tender offer for all of the outstanding shares of common stock of Lifecore Biomedical, Inc. (NASDAQ: LCBM).  The tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Thursday, March 20, 2008.

The depositary for the offer has advised that, as of the expiration of the offer, a total of approximately 12,769,687 shares of Lifecore’s common stock were validly tendered and not withdrawn in the offer (including shares tendered by notices of guaranteed delivery), representing approximately 94.18% of the outstanding shares of common stock of Lifecore.  SBT Acquisition Inc. accepted for payment, in accordance with the terms of the offer, all shares that were validly tendered and not withdrawn prior to the expiration of the offer, and payment for such shares will be made promptly in accordance with the terms of the offer.

Pursuant to the terms of the previously announced Merger Agreement, dated as of January 15, 2008, SBT Holdings Inc. and SBT Acquisition Inc. expect to effect a merger of SBT Acquisition Inc. with and into Lifecore Biomedical, Inc., with Lifecore Biomedical, Inc. as the surviving corporation.  In the merger, SBT Holdings Inc. will acquire all other shares of Lifecore Biomedical, Inc.’s common stock at the same $17.00 per share net to the seller in cash, without interest and less any required withholding taxes, if any, that will be paid to the holders of shares of common stock that were tendered in the offer.  As a result of the merger, Lifecore Biomedical, Inc. will become a wholly owned subsidiary of SBT Holdings Inc. and Lifecore’s common stock will be delisted from and will cease to trade on the NASDAQ Stock Market.  SBT Holdings Inc., SBT Acquisition Inc. and Lifecore Biomedical, Inc. intend to complete the merger as soon as practicable following the satisfaction of the conditions in the Merger Agreement.

About Lifecore Biomedical, Inc.

Lifecore Biomedical, Inc. (NASDAQ: LCBM), in business over 40 years, develops, manufactures and markets biomaterials and medical devices for use in various surgical markets through two divisions, the Dental Division and the Hyaluronan Division.  The Dental Division conducts its dental surgery business through direct sales and marketing in the United States, France, Germany, Italy and Sweden and through distributors in 49 other countries.  The Hyaluronan Division conducts its business through OEM and contract manufacturing alliances in the ophthalmic, orthopedic and veterinary surgical fields.  News and general information are available through the Company’s website at www.lifecore.com.

About Warburg Pincus

Warburg Pincus has been a leading private equity investor since 1971.  The firm currently has more than $20 billion of assets under management with more than $10 billion available for investment.  Warburg Pincus invests in a range of sectors, including healthcare, financial services, consumer and retail, industrial, business services, energy, real estate, technology, media and telecommunications.  Warburg Pincus has raised 12 private equity investment funds which have invested more than $29 billion in approximately 585 companies in 30 countries. The firm has invested $6.2 billion in healthcare-related companies around the world, including approximately $2.7 billion in medical devices.  Notable medical device investments include: American Medical Systems (Nasdaq: AMMD), Bausch & Lomb, ev3 (Nasdaq: EVVV), Kyphon (Nasdaq: KYPH), Tornier, and Wright Medical Group (Nasdaq: WMGI). Warburg Pincus has offices in Beijing, Frankfurt, Hong Kong, London, Mumbai, New York, San Francisco, Shanghai, and Tokyo.  For more information please visit www.warburgpincus.com.

Contact:

Katja Gehrt
Warburg Pincus
212-878-6194

Chuck Dohrenwend
Abernathy MacGregor
212-371-5999